

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2012

<u>Via E-mail</u>
W. Bruce Johnson
Chief Executive Officer
Sears Hometown and Outlet Stores, Inc.
3333 Beverly Road
Hoffman Estates, Illinois 60179

> **Re:** **Sears Hometown and Outlet Stores, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 23, 2012**
> **File No. 333-181051**

Dear Mr. Johnson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please confirm to us that the following information will be included in the final prospectus disseminated to stockholders and filed pursuant to the applicable provisions of Securities Act Rule 424. Please also confirm to us that such information will not be known to you at the time of effectiveness, notwithstanding the information contained in Sears Holdings Corporation's press release issued on August 28, 2012. Please inform us of any information, in addition to the following information, that will be omitted from the registration statement at the time of effectiveness.

   - Distribution ratio,
   - Expiration date for the rights offering,
   - The latest date to which the rights offering may be extended, and
   - The latest date for which the subscription rights may be transferred.

Risk Factors, page 29

2. Please include a risk factor discussing the risks to investors of your being a controlled company.

Risks Relating to Our Business, page 29

Mr. Lampert and ESL, whose interest may be different from your interests…, page 39

3. Please state in this risk factor, as you do on page 139, that ESL may own up to 100% of your outstanding stock following the separation depending on whether holders exercise their subscription rights.

Security Ownership of Certain Beneficial Owners and Management, page 119

4. Please update the date of the beneficial ownership table as of a more recent practicable date.

The Rights Offering, page 136

Principal Stockholder, page 138

5. We note that an investment vehicle affiliated with ESL may transfer the rights that it receives to other entities affiliated with ESL or to the investor in such investment vehicle. We also note that you have not registered the potential resale of the rights by such investment vehicle. Please provide us with an analysis for the exemption from registration that such investment vehicle intends to rely on for any transfers of the rights that it will receive.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim at (202) 551-3323 or Jennifer Thompson at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Lilyanna Peyser at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Dane A. Drobny
Sears Holdings Corporation

Steven J. Slutzky
Debevoise & Plimpton LLP